April 6, 2006

Via U.S. Mail and facsimile at (601) 445-5461

Bazile R. Lanneau, Jr.
423 Main Street, Suite 8
Natchez, Mississippi  39120

       Re:    Britton & Koontz Capital Corporation
      PREN14A filed by Bazile R. Lanneau, et al.
      Filed on March 31, 2006
      File No. 0-22606

Dear Mr. Lanneau:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. We note that you have filed your preliminary proxy materials under
the EDGAR header tag of "PREN14A."  This header tag is to be used for
proxy statements filed by non-management but not for contested solicitations, where the EDGAR header tag "PREC14A" should be utilized. Please keep this in mind for future reference. Please also ensure that your revised proxy materials are filed under the EDGAR header tag "PRRN14A."
2. On a supplemental basis, advise us as to how your group, as you have disclosed on Schedule 13D, was formed. How are the members of
the group affiliated with one another?   We note your indication
on
your Schedule 13D filed on March 10, 2006 that the Lanneau and Metcalf sides of a family "have been closely associated with the Company for many years." Please elaborate.
3. Please advise us as to whether you have begun asking security holders for proxies. We note that your disclosure on Schedule 13D, and the submission dated July 15, 2005 in particular, indicate that you "have talked with some of the Company`s other shareholders who have expressed that they share [your] concerns." If you have commenced a proxy solicitation, advise us of the exemption upon which you have relied and explain to us the extent to which written materials have been used. We may have additional comments.
4. We note your indication that this proxy statement and form of proxy are first being furnished to shareholders on or about April 10,
2006.  While you must indicate pursuant to Item 1(b) of Schedule
14A
the approximate date on which the proxy statement and form of proxy are first sent to security holders, please tell us how you arrived at this date, considering it is not clear when you will file your proxy statement in definitive form.

Statement of Position
5. In the first paragraph, you indicate that the Participants "believe that the Company has abandoned prior strategies for growth."
Revise to provide the basis for this belief so that it is clear to shareholders why you believe this to be the case. Similarly, please provide support for your indication that "the plan for growth has been a failure over the last five years in terms of (a) deposit growth (see Table 1 below), (b) revenue improvement and (c) the development of the requisite organization to support growth." While you provide a chart supporting this statement with respect to deposit growth, you have not provided any information that supports your belief as to revenue improvement or organization. Provide quantified data, as applicable, and explain, especially where there has been growth such as there was with respect to deposits, why you believe the rate of growth to be inadequate. What is the Company`s track record? Please also provide us with a copy of the FDIC Summary of Deposits to which you make reference.
6. You mention that the expense reduction program was implemented by the Company to "give to shareholders a misleading appearance of good performance." What misleading appearance is being given and why do you believe that this was deliberately implemented in this manner? Further, what is the "about face" to which you make reference? In other words, what was the original position of the Company and what changed?
7. You express your opinion that "changes in management and in the composition of the Board of Directors combined with a willingness to commit greater financial resources will be required..." Please elaborate upon this opinion. For example, how would you change management? Would your nominee attempt to bring on new management?
Also, towards what should greater financial resources be allocated?

Background
8. With regard to the supermajority voting provision, you indicate that "the standard approval requirement required by law and most companies for such actions is 50% of the outstanding shares." Please revise to characterize this statement as your belief and supplementally provide support for this statement. Please provide similar support for your statement that "the chief executive officer should be a member of the Board."
9. You mention the Company`s resistance to your initiatives and, in particular, the reduction in the number of directors to be elected from four to three "in an attempt to reduce the effectiveness of [y]our ability to use cumulative voting to elect [y]our Nominee." Why do you believe that the number of directors was reduced? Is the
Company required to place a certain number of directors up for election each year? Please elaborate upon this statement.

Participants in Solicitation of Proxies
10. Please provide each participant`s present principal occupation or employment and the address associated with such occupation or employment. See Item 5(b)(1)(ii) of Schedule 14A.

Proposals No. 1 & 2 - Election of Directors
11. Here or in an appropriate place in this proxy statement, please specifically indicate whether your nominee has consented to be named in the proxy statement, in addition to consenting to serve.
12. We note your reference to Proposal 2 in this header and your indication at the end of this section that the accompanying gold proxy card "will be voted in accordance with your instruction on such form. You may vote for or against, or abstain from voting on, Proposal 2...," however, you do not discuss Proposal 2 at all in this section as your election of Paul Benoist relates to Proposal 1. Consider providing a discussion here of Proposal 2.
Proposal No. 4 - Shareholder Proposal to Eliminate Supermajority
Voting Provisions
13. Please provide us with a copy of the report by TrueCourse, Inc.
that you refer to in this discussion.

Voting Procedures
14. You indicate here that "the Participants believe that the
Company
has incorrectly and misleadingly represented the application of cumulative voting to the election of directors by restricting its application to director classes." Supplementally advise us as to the reason why you believe that votes should be voted cumulatively as to
the election of directors as a whole and not as to the election of directors as a class.
15. We note that you have nominated one individual, which is less than the number of director positions up for election. The penultimate paragraph of this discussion is unclear as to whether you intend to round out your slate by voting in favor of certain of management`s nominees or whether you intend to exercise discretionary authority in this regard only where you exercise cumulative
voting.
We note the following:
* If you do not plan to vote for any of the Company`s nominees you must disclose that shareholders executing your proxy card will be disenfranchised as to their ability to elect a full slate of directors as you are soliciting proxies solely to elect your nominee;
* If you plan to exercise discretionary authority to cumulatively vote for certain management nominees, please clarify under what circumstances you will do so and indicate by what priority you will allocate your vote as stating that you will do so "provided enough proxies have been received to elect Mr. Benoist" is unclear. For example, disclose how many votes do you need to elect Mr. Benoist and whether you have sufficient votes within your group; and
* In doing so, consistently identify the management nominee(s) you do
not intend to support, consistent with SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76, rather than stating, as you do here and under "Proxy Procedures" that you "will
allocate votes among...the nominees of the Board."   In this
regard,
please also revise your proxy card to remove the references you make to Bethany L. Overton and A.J. Ferguson, unless you have received consents from them to be named in your proxy materials.
16. With respect to your intentions on voting against Proposal 2, you indicate that you will do so "[i]f the Participants are unable to prevail in their interpretation." How do you plan to prevail in your interpretation and when will you make the determination that you have or have not prevailed? Your future plans, in this regard, are unclear. Please revise to clarify.
17. Further, your disclosure with regard to Proposal 2 is confusing.
Here and on the proxy card you state that you will vote all shares against the Class III director, A.J. Ferguson, and yet on the proxy card itself, you state that you will cumulate your votes, as necessary for both Bethany Overton and A.J. Ferguson. Please revise to clarify your intentions with respect to Proposal 2.

Proxy Procedures
18. Revise your statement in the first paragraph to state that, if shareholders want to vote for your nominee, they must fill out the enclosed proxy card, as opposed to stating that if they want "[t]o vote by proxy, [they] must fill out the enclosed proxy card."
19. You indicate here that "shares will not be voted on any matter on which your broker does not have discretionary authority to vote, which may include some of the proposals to be voted on at the annual meeting." Please revise to specify which matters are subject to discretionary voting by brokers.

Cost and Method of Solicitation

20. We note that you may employ various methods to solicit proxies including mail, courier services, Internet, advertising, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule
14A. See Rules 14a-6(b) and (c). Please confirm your understanding.

21. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

Proxy card
22. Please revise your proxy card to provide space for shareholders to indicate their intentions with respect to the manner in which they would like their votes cumulated.
23. Revise Proposal 2 to provide a means for shareholders to vote for or withhold a vote for the nominee, in accordance with Rule 14a-
4(b)(2).

Schedule 13D

24. In light of your intent to solicit proxies for purposes of voting at the annual meeting, tell us what consideration you have given to amending your Schedule 13D to reflect these recent events. Also, in your most recent Schedule 13D you expressed an intention to nominate yourself as a Class III director for election and yet the Schedule 14A filed shortly thereafter makes no mention of these intentions. Finally, you indicate that you and your Participants and their affiliates beneficially owned an aggregate of 401,435 shares, and yet your Schedule 13D seems to reflect a lesser amount. Please advise or revise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions
Britton & Koontz Capital Corporation
April 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE